INTERIM STOCKHOLDERS AGREEMENT

This Interim Stockholders Agreement (this “Agreement”) is made as of January 18, 2008, by and among Dominion Holding Corp., a Delaware corporation (“Parent”), Silver Oak Capital, L.L.C., a Delaware limited liability company (“Angelo Gordon”), and SPCP Group, LLC, a Delaware limited liability company (“Silver Point” and together with Angelo Gordon, the “Stockholders”).

WHEREAS, the Stockholders and the Company are parties to that Third Amended and Restated Credit Agreement, dated as of December 29, 2006 (the “Credit Agreement”), and that Warrant Purchase Agreement, dated as of December 29, 2006 (the “Warrant Purchase Agreement”);

WHEREAS, on the date hereof, Parent, Dominion Merger Corporation, an Ohio corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Dominion Homes, Inc., an Ohio corporation (the “Company”), have executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”);

WHEREAS, on the date hereof, Angelo Gordon and Silver Point have executed a letter agreement in favor of Parent in which each such Stockholder has agreed, subject to the terms and conditions set forth therein, to make a cash equity investment in Parent at the Closing (as hereinafter defined) (each, an “Equity Commitment Letter”); and

WHEREAS, the Stockholders and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Stockholders with respect to the Merger Agreement and the Equity Commitment Letters in connection with the Merger Agreement, and the transactions contemplated by each of those documents.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties to this Agreement hereby agree as follows:

ARTICLE I

1.	EFFECTIVENESS; DEFINITIONS.

1.1         Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 1.2, 2.5, 2.7 and Article III) upon the earliest of (i) the execution of a definitive stockholders agreement with such terms as the Requisite Stockholders shall approve and (ii) the termination of the Merger Agreement; provided that any liability for failure to comply with the terms of this Agreement shall survive any such termination.

1.2         Definitions. For purposes of this Agreement, the following terms shall have the following meanings (all other capitalized terms used but not defined herein shall have the meanings given thereto in the Merger Agreement):

“Commitments” shall, for each Stockholder, mean the amounts set forth next to each Stockholder’s name attached as Exhibit A hereto.

“Requisite Stockholders” shall mean Angelo Gordon and Silver Point together, acting by unanimous decision.

“Term B Notes” means the notes issued under the Term B loan facility of the Credit Agreement.

“Warrants” shall have the meaning set forth in the Warrant Purchase Agreement.

ARTICLE II

2.	AGREEMENTS AMONG THE STOCKHOLDERS.

2.1         Authority of Parent. The Requisite Stockholders may cause Parent to take any action, subject to compliance with this Agreement, permitted under this Agreement, and, except as otherwise set forth herein, Parent shall take only those actions approved by the Requisite Stockholders.

2.2         Actions Under the Merger Agreement. The Requisite Stockholders may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including (a) determining that the conditions to closing specified in Section 5.01 of the Merger Agreement (the “Closing Conditions”) have been satisfied, (b) waiving compliance with any covenants, agreements and conditions contained in the Merger Agreement, including any Closing Condition, (c) amending, supplementing or modifying the Merger Agreement and (d) determining to consummate the Merger. Parent shall not, and the Stockholders shall not permit Parent to, determine that Closing Conditions have been satisfied, waive compliance with any covenants, agreements and conditions contained in the Merger Agreement, including any Closing Condition, amend, supplement or modify the Merger Agreement or determine to close the Merger, or take any other action or refrain from taking any action with respect to the Merger Agreement, unless such action has been approved by the Requisite Stockholders.

2.3         Stockholders Agreement and Registration Rights Agreement. Each Stockholder agrees to, or to cause its affiliates to, enter into, concurrently with the Closing, a definitive stockholders agreements with such terms as the Requisite Stockholders shall approve.

2.4	Commitments.

(a)          Each Stockholder agrees to act in good faith and to satisfy its obligations under the Equity Commitment Letter delivered by such Stockholder in accordance with its terms. Parent shall not request a Stockholder to make contributions under its Equity Commitment Letter until the Requisite Stockholders have determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder.

(b)         The Stockholders agree to exercise (or shall cause their affiliates to exercise) all of their the Warrants prior to the record date set in connection with the Shareholders’ Meeting, and shall contribute (or shall cause their affiliates to contribute) to Parent such Company Common Shares that each receives as a result of the exercise of their Warrants to Parent immediately prior to the Closing. Parent shall not request a Stockholder to contribute its Company Common Shares until the Requisite Stockholders have determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder.

(c)          Immediately prior to Closing, the Stockholders agree to contribute (or shall cause their affiliates to contribute) to Parent the Term B Notes in the principal amounts set forth on Exhibit A hereto. Parent shall not request a Stockholder to contribute its Term B Notes until the Requisite Stockholders have determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder.

(d)         All securities issued by Parent at the Closing shall be issued to the Stockholders pro rata in class, series and amount in accordance with each Stockholder’s Commitment set forth in Exhibit A. In exchange for its Commitment, each Stockholder shall receive the securities of Parent listed on Exhibit A.

(e)          Prior to the Closing, no Stockholder shall transfer, directly or indirectly, its securities issued by Parent or its obligations and rights under its Equity Commitment Letter, other than a transfer to one or more affiliates (other than its portfolio companies) or as approved by the Requisite Stockholders.

2.5         Termination Fee. Parent shall, and the Requisite Stockholders shall cause Parent to, arrange that any Company Termination Fee or Parent Expenses paid by the Company pursuant to the Merger Agreement be promptly paid as directed by Parent to the Stockholders, 50% to Angelo Gordon and 50% to Silver Point, or their designees at the time of termination of the Merger Agreement or as promptly as possible thereafter, after making adequate provisions for any expenses which are to be borne by Parent or the Stockholders pursuant to Section 2.7.

2.6         Notice of Closing. Parent will use its reasonable efforts to provide each Stockholder with at least 5 days prior notice of the Closing Date under the Merger Agreement; provided that the failure to provide such notice will not relieve a Stockholder of its obligations under Section 2.4 of this Agreement. Any notices or correspondence received by Parent under, in connection with, or related to the Merger Agreement shall be promptly provided to each Stockholder at the address set forth in the Equity Commitment Letters, or any other address designated by such Stockholder in writing to Parent.

2.7         Expense Sharing. Each of Angelo Gordon and Silver Point agrees that it will be responsible for 50% of the out-of-pocket expenses incurred by the Stockholders, Parent and Merger Sub in connection with the transactions contemplated by the Merger Agreement, including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by the foregoing. The obligations under this Section 2.7 shall exist whether or not the Merger is consummated and shall survive any termination of the other terms of this Agreement, to the extent that such fees and expenses are not paid by the Company.

2.8	Representations and Warranties; Covenant.

(a)          Each Stockholder hereby covenants and agrees that none of the information supplied by such Stockholder or any affiliate of such Stockholder for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s shareholders or at the time of the Shareholders’ Meeting or at the time of any amendment or supplement thereof, or, in the case of Schedule 13E-3, at the date it is first mailed to the Company’s shareholders or, at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each Stockholder hereby represents, warrants and covenants to the other Stockholder that it has not entered, and will not enter, into any agreement, arrangement or understanding with any other investor, any other potential investor or acquiror or group of potential investors or acquirors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement (including the exhibit hereto), and other than any debt financing agreements and arrangements between affiliates of the Stockholders.

(b)         Until this Agreement is terminated pursuant to Section 1.1, no Stockholder shall enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquiror or group of investors or acquirors or the Company or any of its representatives with respect to the subject matter of this Agreement or the Merger Agreement or any other similar transaction involving the Company without the prior approval of the other Stockholder.

2.9         Consultation. Each party shall keep the other parties informed of its expectations and intentions regarding the Merger and the transactions contemplated hereby and will notify the other parties hereto promptly of any changes therein.

ARTICLE III

3.	MISCELLANEOUS.

3.1         Amendment. This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by the Requisite Stockholders.

3.2         Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.3         No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Stockholders may be partnerships or limited liability companies, Parent and each Stockholder covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Stockholder or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Stockholder or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Stockholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

3.4         Governing Law; Consent to Jurisdiction. This Agreement, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of Delaware. In addition, each party (a) irrevocably and unconditionally consents and submits to the personal jurisdiction of the state and federal courts of the United States of America located in the City of New York in the State of New York solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) waives any claim of improper venue or any claim that the courts of the City of New York in the State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (d) agrees that it will not bring any action relating to this Agreement in any court other than the courts of the City of New York in the State of

New York and (e) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 8.06 of the Merger Agreement.

3.5         WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.6         Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

3.7         Other Agreements; Assignment. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Other than as provided herein, neither party may assign its rights, interests or obligations hereunder to any other person (except by operation of Law) without the prior written consent of the other party; provided, however, that either Stockholder may assign its rights, interests and obligations hereunder, without the prior written consent of the other party, to any affiliated entity that is managed by or under common management with such Stockholder assignor and that assumes such Stockholder’s obligation under such Equity Commitment Letter; provided, further, that no such assignment shall relieve the assigning party of its obligations hereunder.

3.8         Confidentiality. Each party hereto agrees to, and shall cause its affiliates, directors, officers, members, limited partners, employees, agents, advisors and representatives (“Representatives”) to, keep any information supplied by or on behalf of any of the other parties to this Agreement confidential (“Confidential Information”) and to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger and the transactions contemplated hereby; provided, however, that the term “Confidential Information” does not include information that (a) is already in such party’s possession; provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s Representatives, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives; provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided further, however, that that nothing herein shall prevent any part hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by Law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, (v) to such party’s Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available).

3.9         PR Coordination. Each party hereto will coordinate in good faith any and all press releases and other public relations matters with respect to the Merger and the transactions contemplated hereby. Unless otherwise required by Law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger and the transactions contemplated hereby without prior consent of the Requisite Stockholders.

3.10       General. Nothing in this letter agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part the agent of any other party for any purpose.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

DOMINION HOLDING CORP.

By:

Name:

Title:

SILVER OAK CAPITAL, L.L.C.

By:

Name:

Title:

SPCP GROUP, LLC

By:

Name:

Title:

[Signature Page to Interim Stockholders Agreement]

Exhibit A

Commitments

Name of Stockholder	Commitment	Number of Shares of Parent Common Stock
Silver Oak Capital, L.L.C.	$1,488,309.50 All Company Common Shares from the exercise of its Warrants Term B Notes with a principal amount of $10,000,000.00	4,519
SPCP Group, LLC	$1,488,309.50 All Company Common Shares from the exercise of its Warrants Term B Notes with a principal amount of $10,000,000.00	4,519